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FOODIMENUS
Posts

dining.

4 days ago

foodimenus ...

invest in
growing hospitality
foodi menus is working to help
hospitality increase profits

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Liked by **gymnestben** and **6 others**

foodimenus This is huge! Foodi Menus is thrilled to invite our fans, customers, and partners to invest in our business. We're excited to continue supporting hospitality and want to share our success with those who've supported us. Check out our Wefunder pitch to see the details and invest!
Link in bio!





2:29

FOODIMENUS

Posts

@foodimenus
invest in growing hospitality
wefunder.com/foodimenuspreseed
BEE'S KN
$4.50
foodi menus

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Liked by **gymnestben** and **10 others**

foodimenus INVEST IN THE FUTURE OF DINING Our Wefunder campaign is live! Join us as we create the next generation of digital menus that will revolutionize hospitality. Smart-menus are the future! Link in the bio!

https://www.foodi-menus.com/supportfoodimenus

#actnow #beforeitstoolate #startupswelove #investnow #innovation #makeitcount #thefutureisnow #seedsofchange #investing #equitycrowdfunding #alternativeinvesting #hospitality #foodtech


2:29
FOODIMENUS
Posts
foodimenus
perks of investing in
foodi menus
$250+
foodi t-shirt
$500+
swag bag
$1,000+
invitational dinner
$10,000+
early access foodi app
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Liked by gymnestben and 8 others
foodimenus Invest in Foodi Menus on Wefunder! 📈📈📈
Our campaign is live. There is still time to invest in a startup focused on shaping the future of dining. We also have perks depending on your level of investment. Join us as we continue to help local restaurants, food trucks, and bars better highlight their food and beverages with Foodi Menus!
#wefunder #sustainabilty #startups #investing #investnow #crowdfunding #newlaunch #early #earlybird





2:30

FOODIMENUS
Posts

foodimenus ...

foodi menus
support • invest • grow
local businesses
WEFUNDER

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Liked by **gymnestben** and **6 others**

foodimenus Our crowdfunding campaign is off to a great start! If you've ever wanted to invest in a #portlandstartup, don't miss your chance! Invest as little as $100. #actnow #beforeitstoolate #startupswelove #investnow #innovation #makeitcount #thefutureisnow #seedsofchange #investing #equitycrowdfunding #alternativeinvesting #hospitality #foodtech

3 days ago





2:30
FOODIMENUS
Posts
foodimenus
I'm investing in foodi menus for 3 reasons
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Liked by gymnestben and 9 others
foodimenus Don't miss your chance to invest in the future of dining experiences. 🚀🚀🚀 Now on Wefunder 🚀🚀🚀
Smart-menus are the missing piece to making local hospitality businesses more profitable. Foodi Menus is creating the next generation of menu experiences that bring in more guests, enable efficient updates, and help customers become advocates. Invest now before it's too late!
#hospitalitytech #wefunder #investnow





2:30
FOODIMENUS
Posts
foodimenus
1. Foodi Menus solves a clear business challenge for restaurant owners. [...] small business owners will be able to attract new customers by upgrading their online presence. [...] be able to reduce costs & increase efficiency by simplifying the menu process.
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Liked by gymnestben and 9 others
foodimenus Don't miss your chance to invest in the future of dining experiences. 🚀🚀🚀 Now on Wefunder 🚀🚀🚀
Smart-menus are the missing piece to making local hospitality businesses more profitable. Foodi Menus is creating the next generation of menu experiences that bring in more guests, enable efficient updates, and help customers become advocates. Invest now before it's too late!
#hospitalitytech #wefunder #investnow





2:30
FOODIMENUS
Posts
foodimenus
2. Ben (CEO) has demonstrated to persevere through the challenges of the startup world. He's designed a minimum viable product, navigated the nuances of the sales environment for his market, and demonstrated his ability to secure funding[...]
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Liked by gymnestben and 9 others
foodimenus Don't miss your chance to invest in the future of dining experiences. 🚀🚀🚀 Now on Wefunder 🚀🚀🚀
Smart-menus are the missing piece to making local hospitality businesses more profitable. Foodi Menus is creating the next generation of menu experiences that bring in more guests, enable efficient updates, and help customers become advocates. Invest now before it's too late! #hospitalitytech #wefunder #investnow





2:30
FOODIMENUS
Posts
foodimenus
3. The success of a company depends large part on the quality of the people involved. Having known Ben personally for 5 years, I've seen his consistency in all aspects of life. He is meticulous in maintaining both his business & personal life. I believe Ben is worth my investment both in time & money.
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Liked by gymnestben and 9 others
foodimenus Don't miss your chance to invest in the future of dining experiences. 🚀🚀🚀 Now on Wefunder 🚀🚀🚀
Smart-menus are the missing piece to making local hospitality businesses more profitable. Foodi Menus is creating the next generation of menu experiences that bring in more guests, enable efficient updates, and help customers become advocates. Invest now before it's too late!
#hospitalitytech #wefunder #investnow

2:30

foodimenus   •••



- Greg Steward

lead investor

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♡   ◯   ⌲   • • • • •   🔖

 Liked by **gymnestben** and **9 others**

foodimenus Don't miss your chance to invest in the future of dining experiences.  Now on Wefunder

Smart-menus are the missing piece to making local hospitality businesses more profitable. Foodi Menus is creating the next generation of menu experiences that bring in more guests, enable efficient updates, and help customers become advocates. Invest now before it's too late! #hospitalitytech #wefunder #investnow

            





2:30
FOODIMENUS
Posts
foodimenus
The odds are stacked against small restaurants, and I don't want to see a fast-food chain on every block. Unlike text-based menus, viewing a Foodi menu isn't just a means to an end - or a guessing game where the wrong choice could result in a bad experience. It entices customers!
- Benjamin Fisher, Founder & CEO of Foodi Menus
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Liked by gymnestben and 4 others
foodimenus Foodi Menus is the future!
Don't miss your chance to help local food and beverage businesses stand out as dining destinations. Invest now using the link in our bio. #actnow #beforeitstoolate #startupswelove #investnow #innovation #makeitcount #thefutureisnow #seedsofchange #investing #equitycrowdfunding #alternativeinvesting #hospitality #foodtech
2 days ago



Just over 2 years ago I had an experience many can relate to. I went out to eat, sat down at a restaurant, & scanned a QR code to see a PDF menu. At first it seemed like an innovative experience. But 10 seconds later, my opinion did a complete 180. I sat there for a minute, thinking that there must be a better option. At this point, my education in both Marketing and Innovation quickly took hold & the concept for Foodi Menus was born.

We have just opened an early investment round specifically for friends and family. I want to share a bit about the evolution of Foodi Menus with you and ask for your support.

TRACTION

We have signed agreements with four reseller partners since launching our partner program on 1/20/22. By April, one of our reseller partners successfully brought on our first paying customer about 3 days after rolling out our market-ready version of the Foodi system.

We started a sales and marketing collaboration with local app developer BabbleBuy, which will widen our reach in the Portland market. One of our upcoming joint projects with BabbleBuy is facilitating Portland TriMet's Dine on Division event coming this September.

Reseller Close Funnel (Jan 20th - April 28th):
> 74 Cold Contacted (78% response rate)
> 18 Agreed to Demo Meeting (1 in 4 cold email recipients)
> 4 Signed Resellers | 1 Reseller Client Live

PRODUCT DEVELOPMENT

During the last week of April we completed beta testing our most recent iteration of the Foodi Menus system, & launched version 1.4 of the Foodi platform.

INDUSTRY INSIGHTS

Industry trends from early May show that guests want a side of tech with their dining experience, highlighting the need for digital smart-menu solutions like Foodi:
> 30% of diners (1 in 3) will automatically move on if they see a PDF menu.
> 75% of consumers expect restaurants to provide more digitally enabled dining experiences both on-premises and online.
> 82% of guests want contactless ordering options on-premises going forward.

OPPORTUNITY

We are hosting an in-person event on Saturday June 18th to launch our pre-seed investment round. I invite you to come learn more about Foodi Menus, test our current menu experience with free drinks from a local food cart, snack on appetizers, & consider participating in our pre-seed investment round. For those who aren't able to attend in person, we are hosting a virtual event on June 19th. Please send me a quick text or email if you would like details on the virtual event.

Thanks for your support and I hope to see you at the event!

Warm Regards,

Ben Fisher
ben@foodi-menus.com | 503.828.7286

<u>Virtual Event Attendees</u>

Hey (name),

Looking forward to seeing you at the virtual Foodi event later today! In case you didn't receive the previous invite, see below for the meeting details:

Time: Jun 19, 2022 03:00 PM Pacific Time (US and Canada)
[Meeting Link](#)
Meeting ID: 846 7747 6687
Passcode: FOODI

If you can't make it to the event, I'd be happy to schedule a one on one, or include you in a follow-up investment presentation before this investment opportunity closes.

During yesterday's in-person event we provided guests with a link to a menu for a food truck we had on-site. Ahead of today's event, please take a moment to check out the Foodi menu on your phone so you can get a feel for our current menu experience. Feel free to scan the QR code below or use [this link](#).



<u>In-person event follow-up:</u>

Hey (name),

Thank you for attending the Foodi friends and family fundraising event yesterday, we really appreciate your support! In case you wanted to pass along key information about Foodi to other contacts, or didn't happen to grab a card at the event, here are some key details about our current investing round:

Foodi support page: https://www.foodi-menus.com/supportfoodimenus
Wefunder investing page: https://wefunder.com/foodimenuspreseed
My email: ben@foodi-menus.com
Foodi Website: www.foodi-menus.com
Menu example from the event:
https://platform.foodi-menus.com/menu/62a0de5715b57b0e35f31417

Here's the link to the virtual Foodi event at 3:00 today (feel free to pass along to anyone who might be interested):
Meeting Link
Meeting ID: 846 7747 6687
Passcode: FOODI

If you have additional questions about Foodi I'd be happy to schedule a one on one, or include you in a follow-up presentation before this investment opportunity closes. Feel free to add some time to my calendar: https://calendly.com/ben-fisher-3

Thanks again for your support, I really appreciate it!

Invested follow-up:
Hey (name),

Thanks for investing in Foodi, I really appreciate your support! Your tee shirt and swag bag should be delivered within 2 months of the close of our current investment round, assuming we're able to reach our raise goal. The Foodi investor dinner is tentatively scheduled for September 10th, but may be subject to change depending on attendee schedule conflicts.

We'll be adding you to our recurring investor update emails to make sure you're aware of the company's progress. In the meantime, feel free to schedule time on my calendar (or stop by for dinner sometime) if you'd like to have a more in-depth conversation about the company. Thank you for believing in me, and for investing in the Foodi cause.

Virtual event announcement:
To our Foodi friends and family, we're excited to announce a follow-up opportunity to learn more about Foodi Menus! We have two additional virtual fundraising events - one on June 29th at 3pm PT and another on June 12th at 7pm PT.

If you or anyone you know is interested in learning about how they can support Foodi Menus, please sign up using the link below:

After July 13th we will be opening our investing opportunity to the general public, so be sure to get in before it's too late!

Thank you for your interest and support. Looking forward to seeing you at the event!

<u>Final Day Emails:</u>

8am:
Subject: Last Chance to Invest!

Thank you for supporting Foodi Menus!

Reminder: Our current investment round will go public tonight at midnight! After which, we cannot guarantee how long you'll be able to invest in Foodi Menus. Unless you are a qualified investor, this will be your last chance to invest in Foodi!

Even small investments now can help us raise money faster. The more people that invest before tonight, the higher ranked we will be in Wefunder's search results over the coming weeks.

Invest Here

If you still have any questions I might be able to answer, feel free to give me a call or schedule some time on my calendar: https://calendly.com/ben-fisher-3

7pm:
Subject:

Hi (name),

With just 5 hours left in our friends and family investment round, I wanted to tell you a bit about my experience over the past 2 years.

I started Foodi Menus because I saw something worth devoting myself to. I left the security of my full-time job because I believe Foodi is not only a better dining experience, but a necessary one. I stepped down as Vice President of an organization I care deeply about because I needed to chase this dream. Since then, I have put every ounce of my being into turning that dream into a reality.

But at some point, we all need help. I needed help building our product, because I don't have the technical experience necessary to do it myself - so I turned to Pristine Tech, our exceptional software development team. I needed help creating financial models - so I turned to Russell Boedeker, my trusted Business Advisor. I needed help making the Foodi brand stand out - so I turned to Julia Sherwood, my brand and design specialist and first full-time hire.

When I tell the story of Foodi 5 years from now, I hope to be able to say that when I needed help raising money to make it through this make or break moment, I turned to (name). Help me continue this journey of turning small businesses into dining destinations.

Thank you for your support, I really appreciate it.

Invest Here



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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